Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 16.404.287/0001-55

NIRE 29.300.016.331

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of Suzano S.A. (“Suzano” or “Company”) are hereby invited, pursuant to Section 124 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), to convene in the Extraordinary General Shareholders’ Meeting to be held on the first call on October 31, 2023, at 10:00 a.m. (“EGSM”), exclusively in digital form, in the terms of Item I of Paragraph 2 of Section 5 and Paragraphs 2 and 3 of Section 28 of CVM Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution No. 81/22”), to resolve on the following agenda:

(1)	Approval of the Protocol and Justification of the Merger, by the Company, of MMC Brasil Indústria e Comércio Ltda., limited liability company, enrolled with CNPJ/MF under No. 48.573.767/0001-36, registered with the Commercial Registry of the State of São Paulo under NIRE 35.260.224.561, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1335, 10th floor, Jardim Paulistano, ZIP Code 01452-919 (“MMC”, “Merger” and “Merger Agreement”).

(2)	Ratification of the appointment and engagement of the specialized company Apsis Consultoria e Avaliações Ltda. a company, enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, Zip Code 20021-290 (“Appraiser”) for purposes of determining MMC’s net equity, pursuant the law.

(3)	Approval of the appraisal report of MMC’s net equity, at book value, prepared by the Appraiser, in compliance with accounting and legal standards, criteria and requirements (“Appraisal Report”).

(4)	Approval of the Merger.

(5)	Approval of the amendment to Article 4 of the Company’s Bylaws to supplement the Company’s corporate purpose in order to (i) in clause “a”, encompass activities currently carried out by MMC and complement the description of the other activities and products indicated therein, including explicit mention of “accessory products or those sold together, including, but not limited to, stationery products, cleaning products, and other sanitary and personal hygiene products and their respective accessories”; (ii) supplement the description of the activities in clause “b” to include reference to the “conservation of native forest”; and (iii) supplement the description in clause “c” to explicitly refer to the activities of “reselling and/or promoting, including electronically, goods and products that are part of the Company’s corporate purpose, as well as establishing a technological channel developed for e-commerce for trading goods and products that are part of the corporate purpose of the Company or its subsidiaries and/or of brands licensed by or to the Company and/or its subsidiaries”.

(6)	Approval of the consolidation of the Company’s Bylaws.

(7)	Authorization for the Company’s management to perform all necessary actions in order to effectively carry out and implement the resolutions approved by the shareholders, pursuant to applicable law.

The following documents are available to the Shareholders, at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br), (a) the Management Proposal, containing (i) the Merger Agreement and its exhibits, of which the Appraisal Report; (ii) the main terms of the Merger, as required by Section 22 of CVM Resolution No. 81/22; (iii) the information concerning Exhibit L of CVM Resolution No. 81/22; (iv) a copy of the bylaws highlighting the proposed changes, as required by Section 12, item I of CVM Resolution No. 81/22; and (v) a report detailing the origin and rationale for significant changes in the bylaws and their legal and economic effects, as required by Section 12, item II of CVM Resolution No. 81/22; (b) the Shareholder’s Manual, containing attendance instructions for the EGSM and; (c) the template of the Distance Voting Ballot for the EGSM.

General Instructions

Pursuant to CVM Resolution No. 81/22, the participation of the Shareholders in the EGSM can be made through a digital platform to be made available by the Company for access on the day and time of the EGSM or through distance voting. The orientations and procedures applicable to both forms of participation mentioned herein, as well as the other instructions concerning the EGSM are detailed in the Shareholder’s Manual mentioned above, which is available at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

In order to attend the EGSM through the digital platform, the Shareholders must send to the Company an access request, accompanied by the following documents, pursuant to Section 126 of the Brazilian Corporate Law and as further detailed in the Shareholder’s Manual: (i) valid ID document of the shareholder or representative; (ii) statement issued by the depositary financial institution of the book entry shares or in shares in custody of such shareholder; (iii) documents confirming the powers of the legal representative of the legal entity shareholder of the manager or trustee with regards to investment funds; and (iv) power of attorney, duly valid pursuant to applicable law, in the event of representation of the shareholder by an attorney-in-fact.

Participation through the digital platform will be restricted to shareholders, their representatives, or proxies, as applicable, who register in accordance with the details provided in the Shareholder’s Manual, and who log into the system by the commencement of the EGSM’s proceedings. Registration must be completed by 10:00 a.m. on October 29, 2023, through electronic registration at the link https://qicentral.com.br/m/age-suzano-2023-10.

For Shareholders who exercise their voting rights by means of distance voting ballots, voting instructions should be transmitted by October 24, 2023 (inclusive), by sending the respective distance voting ballots: (i) to the Company’s bookkeeping agent; (ii) to their respective custody agents, in the case of shareholders holding shares deposited in a central securities depository; or (iii) directly to the Company, via the link https://qicentral.com.br/m/age-suzano-2023-10, in compliance with the provisions set forth in CVM Resolution No. 81/22 and the procedures described in the distance voting ballots provided by the Company.

Guidelines concerning the attendance and voting procedures applicable to the EGSM, as well as other instructions related to the EGSM, are detailed in the Shareholder’s Manual.

São Paulo, September 29, 2023.

David Feffer

Chairman of the Board of Directors